

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2007

Mr. J. Brandon Black
President and Chief Executive Officer
Encore Capital Group, Inc.
8875 Aero Drive
Suite 200
San Diego, California 92123

  Re: **Encore Capital Group, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2006
     Filed February 28, 2007

     Forms 10-Q for Fiscal Quarter Ended June 30, 2007
     File No. 0-58347

Dear Mr. Black:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director